                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

                                   -----------

      (MARK ONE)

         [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

         [ ]       TRANSITION REPORT PURSUANT TO 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


              For the transition period from _________ to _________

Commission file number 000-22651

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      STB SYSTEMS, INC. 401(k) SAVINGS PLAN
                             3400 WATERVIEW PARKWAY
                             RICHARDSON, TEXAS 75080

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134

The issuer acquired STB Systems, Inc. by merger on May 13, 1999, and the shares of common stock of STB Systems, Inc. previously held pursuant to the plan were converted into shares of common stock of the issuer and held by the plan pursuant to its terms.

                              REQUIRED INFORMATION

         The following financial statements and forms are furnished with this Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan"):

         1. Report of Independent Accountants.

         2. Statement of Net Assets Available for Benefits at December 31, 1999 and 1998.

         3. Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 1999.

         4. Notes to Financial Statements.

         5. Supplemental Schedule. Schedule I: Schedule H, Line 4i-Schedule of Assets Held for Investment Purposes at End of Year.

         Each of the statements set forth above has been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 1999 AND 1998

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

INDEX
--------------------------------------------------------------------------------


                                                                                   Page(s)
                                                                                   -------
Report of Independent Accountants                                                     1

Financial Statements:

    Statements of Net Assets Available for Benefits at December 31,
      1999 and 1998                                                                   2

    Statement of Changes in Net Assets Available for Benefits
      For the Year Ended December 31, 1999                                            3

    Notes to Financial Statements                                                   4-8


Supplemental Schedule (Note A):

Schedule I: Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year                                                9


Note A: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the STB Systems, Inc. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the STB Systems, Inc. 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, the Plan was merged during March 2000.


PricewaterhouseCoopers LLP
Dallas, Texas

July 10, 2000

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                                              DECEMBER 31,
                                                                                   ---------------------------------
                                                                                       1999                 1998
                                                                                   ------------         ------------
ASSETS:

Investments - at fair value:
    Interests in pooled separate accounts:
      Principal Bond & Mortgage Account                                            $    130,833         $     77,920
      Principal Large Cap Stock Index Account, formerly
        Principal Stock Index 500 Account                                               735,188*             478,245*
      Principal Large Company Growth Account                                            619,979*             356,538*
      Principal Small Company Blend Account                                             293,664*             198,108*
      Principal International Stock Account                                             261,486*             177,430
    Interests in common/collective trust:
      Principal Stable Value Fund Account                                               415,295*             343,189*
    Shares of registered investment companies:
      T. Rowe Price New Horizons Fund                                                   171,497              134,106
      Vanguard Primecap Fund                                                            891,169*             499,536*
      Vanguard Windsor II Fund                                                          321,889*             302,546*
      Vanguard Asset Allocation Fund                                                    446,504*             379,015*
    3dfx Interactive, Inc. common stock                                                 390,998*                  --
    STB Systems, Inc. common stock                                                           --              485,903*
    New England Guaranteed Interest Contract                                                 --               36,309
    Participant notes receivable                                                        157,098              117,603
                                                                                   ------------         ------------

        Total investments                                                             4,835,600            3,586,448
                                                                                   ------------         ------------

Contributions receivable:
    Participants'                                                                        53,905               70,832
    Employer's                                                                           14,267               17,440
                                                                                   ------------         ------------

        Total contributions receivable                                                   68,172               88,272
                                                                                   ------------         ------------

Net assets available for benefits                                                  $  4,903,772         $  3,674,720
                                                                                   ============         ============


* Investment represents five percent or more of the Plan's net assets available for benefits.



   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair value of investments                 $    616,962
      Interest                                                            10,587
                                                                    ------------

                                                                         627,549
                                                                    ------------

Contributions:
    Participants'                                                      1,012,418
    Employer's                                                           236,387
                                                                    ------------

                                                                       1,248,805
                                                                    ------------

        Total additions                                                1,876,354
                                                                    ------------

Deductions from net assets attributed to:
    Distributions to participants                                        603,760
    Administrative expense                                                43,542
                                                                    ------------

        Total deductions                                                 647,302
                                                                    ------------

    Net increase                                                       1,229,052

Net assets available for benefits:
    Beginning of year                                                  3,674,720
                                                                    ------------

    End of year                                                     $  4,903,772
                                                                    ============


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

       GENERAL

       The Plan, established in 1991, is a defined contribution plan for all employees of STB Systems, Inc. (the "Company" or "Employer") who have completed one month of eligible service and elect to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       On May 13, 1999, the Company was acquired by 3dfx Interactive, Inc. ("3dfx") and now operates as 3dfx Interactive of Texas, a wholly owned subsidiary of 3dfx. As described in Note 6, in March 2000 the Plan was merged into another defined contribution plan sponsored by 3dfx.

       CONTRIBUTIONS

       Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 15% of their compensation ("employees' contributions"). Employees may allocate their contributions to investment options in 1% increments.

       The Company matches 50% of up to 4% of the employees' contribution. The Company may also make discretionary contributions. During the year ended December 31, 1999, the Company did not make any discretionary contributions.

       PARTICIPANTS' ACCOUNTS

       Participants' accounts are credited with the participants' contributions, the Employer's matching contributions and allocations of (a) the Company's discretionary contributions and (b) Plan earnings. The Company's discretionary contribution is allocated based upon the ratio of the eligible participant's compensation to the total compensation for all eligible participants. Plan earnings are allocated based on the ratio of the participant's account balance to the total account balances in the respective investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       At December 31, 1999 and 1998, forfeited nonvested accounts totaled $31,268 and $8,051, respectively. These funds are first applied to pay Plan expenses and then are used to reduce the Employer's contributions.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       VESTING

       Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan vest as follows:



                         COMPLETED YEARS                       VESTING
                        OF VESTING SERVICE                   PERCENTAGE
                  -------------------------------        --------------------
                  Less than     1                                 0
                                1                                20
                                2                                40
                                3                                60
                                4                                80
                                5 or more                        100


       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their accounts an amount subject to a minimum of $1,000, and up to a maximum equal to the lesser of (a) or (b) below:

       (a) $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the new loan is made; or,

       (b) The greater of (1) or (2), reduced by (3) below:

           (1) One-half of the participant's vested account balance; or,

           (2) $10,000.

           (3) Any outstanding loan balance on the date the new loan is made.

       All loans are required to be repaid within five years. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest as determined by the Loan Administrator. Principal and interest are repaid through payroll deductions.

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary receives an amount equal to the vested value of their account in a lump-sum payment. In the event of a participant's termination of employment, the participant may also elect to have the vested portion of the account balance transferred to another plan.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       EXPENSES OF ADMINISTERING THE PLAN

       Forfeitures are applied to pay Plan expenses. Certain transaction costs borne by the Plan are charged to the individual participant who initiated the transaction by reducing his/her account balance. Some costs of administering the Plan are paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States.

       FINANCIAL STATEMENT PRESENTATION

       On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999. Accordingly, the Plan has adopted SOP 99-3 and the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options, in any combination, of specified accounts. The underlying investments may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       INVESTMENTS AND INCOME RECOGNITION

       Investments are stated at fair value. Valuation of investments is based on the last recorded sales price at year-end, as reported by the principal security exchange on which the security is traded. Securities transactions are recorded on a trade-date basis. Interest is recognized on an accrual basis.

       The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments as well as dividends on shares of registered investment companies.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       TAX STATUS

       The Internal Revenue Service granted a favorable letter of determination to the Plan in July 1998. Management of the Company believes that the Plan continues to be designed and to be operated in compliance with the applicable sections of the Internal Revenue Code.

3.     INVESTMENTS

       Interests in pooled separate accounts and of registered investment companies are maintained by The Principal Life Insurance Company (the "Principal") as custodian. Shares of common stock of 3dfx Interactive, Inc., and previously of STB Systems, Inc. common stock, are maintained by Dain Rauscher as custodian. The New England Guaranteed Interest Contract ("New England contract") was maintained by New England Insurance and Investment Company as custodian. The New England contract matured on June 30, 1999.

       As described in Note 1, the Company was acquired by 3dfx in May 1999. Coincident with the acquisition, shares of STB Systems, Inc. common stock held in the Plan were exchanged for shares of 3dfx Interactive, Inc. common stock. The option for participants to invest in shares of common stock was discontinued. Account balances invested in STB Systems, Inc. common stock at the date of the merger could remain invested in 3dfx Interactive, Inc. common stock or could be re-directed at the discretion of the participant.

4.     RELATED-PARTY TRANSACTIONS

       Certain Plan investments are interests in pooled separate investment accounts managed by the Principal. The Principal is also the custodian of the Plan.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of other loans and other receivables on Form 5500 to the financial statements at December 31, 1998:


       Per Form 5500 -
          Other receivables, loans payments not allocated to accounts at
            December 31                                                              $    4,065
          Other loans                                                                   113,538
                                                                                     ----------

       Per financial statements -
          Participant notes receivable                                               $  117,603
                                                                                     ==========


6.     SUBSEQUENT EVENTS

       PLAN MERGER

       During March 2000, the Plan was merged into the 3dfx Interactive, Inc. 401(k) Savings Plan, a defined contribution plan sponsored by 3dfx. Assets held by the Plan were liquidated and investments were made in similar funds offered by Diversified Investment Advisors ("Diversified"). Shares of 3dfx Interactive, Inc. common stock were transferred to Diversified and were used to establish the 3dfx Interactive Stock Fund (the "3dfx Fund"). The 3dfx Fund is comprised of both 3dfx Interactive, Inc. common stock and cash. The 3dfx Fund is not available for investment of new contributions or for re-investment.

STB SYSTEMS, INC.                                                     SCHEDULE I
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
                      END OF YEAR
--------------------------------------------------------------------------------


     IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                     CURRENT
        LESSOR OR SIMILAR PARTY                    RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE                     VALUE
     ----------------------------                  ----------------------------------------------------                    -------
The Principal Life Insurance Company*              Bond & Mortgage Account                                            $    130,833
The Principal Life Insurance Company*              Cap Stock Index Account, formerly Stock Index 500 Account               735,188
The Principal Life Insurance Company*              Large Company Growth Account                                            619,979
The Principal Life Insurance Company*              Small Company Blend Account                                             293,664
The Principal Life Insurance Company*              International Stock Account                                             261,486
Union Bond & Trust Company                         Stable Value Fund Account                                               415,295
T. Rowe Price Funds                                New Horizons Fund                                                       171,497
Vanguard Group                                     Primecap Fund                                                           891,169
Vanguard Group                                     Windsor II Fund                                                         321,889
Vanguard Group                                     Asset Allocation Fund                                                   446,504
3dfx Interactive, Inc.                             Common stock                                                            390,998
Participant notes receivable*                      General purpose loans, maturing from February 2000 to
                                                     December 2004, interest ranging from 9.25% to 10.50%                  157,098
                                                                                                                      ------------

                                                                                                                      $  4,835,600
                                                                                                                      ------------


* Parties denoted are known to be parties-in-interest.

                                    EXHIBITS


EXHIBIT NUMBER             DESCRIPTION OF EXHIBIT

23.1                       Consent of Independent Accountants

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the STB Systems 401(k) Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                       STB SYSTEMS, INC. 401(k) SAVINGS PLAN

                                       By: STB Systems, Inc., Plan Sponsor


Dated: July 13, 2000               By: /s/ Bryan F. Keyes
                                       -------------------------------------
                                       Printed Name: Bryan F. Keyes
                                       Title: Vice President and General Counsel

                                INDEX TO EXHIBITS



EXHIBIT NUMBER             DESCRIPTION OF EXHIBIT
--------------             ----------------------
    23.1                   Consent of Independent Accountants